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05008558

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SEC MAIL PROCESSING
RECEIVED
JUN - 2 2005
WASH D.C. 192 SECTION

May 26, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated May 23, 2005 announcing AGF's consolidated financial results for 2004 restated under IFRS.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JUN 07 2005
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

File No. 82-4517



Paris, 23 May 2005

PRESS RELEASE

2004 CONSOLIDATED FINANCIAL STATEMENTS RESTATED UNDER IFRS

Key points

- **AGF has successfully completed its IFRS transition project. The effects of the restatements needed to comply with IFRS have been audited by the Group's auditors, and the restated consolidated financial statements were submitted to the Board of Directors on 23 May 2005.**

- **With the project now completed, we are able to confirm all the qualitative information presented on 15 February 2005:**
  - **No unwelcome surprises**
  - **No operational impact**
  - **Embedded value unaffected**
  - **Positive impact on 2004 net income**

- **Restated IFRS shareholders' equity at 31 December 2004 virtually unchanged at €7.36bn, vs. €7.32bn under French GAAP**

- **Restated IFRS net asset value (including non-amortisable intangible assets) slightly higher (by 1.3%) at €8.78bn, vs. €8.67bn under French GAAP**

- **Restated IFRS net income for the year ended 31 December 2004 of €1.333bn, vs. €1.104bn under French GAAP, the increase reflecting both recurring and non-recurring items**

- **Adjusted embedded value at 31 December 2004 is almost unchanged after restating for IFRS**

I IFRS PROJECT

Following the release on 15 February 2005 of information about the main qualitative effects of IFRS on the financial indicators of the AGF Group, we have now completed our IFRS transition project by publishing our consolidated financial statements for the year ended 31 December 2004 in compliance with IFRS.

The elective treatments adopted by AGF have been reviewed by our auditors, who have also audited the effects of IFRS restatements. The auditors have issued a specific report on the 2004 restated IFRS consolidated financial statements.

The 2004 restated IFRS consolidated financial statements were submitted to the Audit Committee and the Board of Directors on 23 May 2005, before being published at the Shareholders' Meeting.

The AGF Group is ready for IFRS: our first interim results under IFRS will be published on 20 September 2005.

II KEY POINTS

With the project now completed, we are able to confirm all the qualitative information presented on 15 February 2005 – "a net positive effect":

- **No unwelcome surprises**: IFRS required little adjustment to employee benefit obligations, we had already made steps towards convergence with IFRS on a number of standards, and insurance contracts reclassified as financial instruments (IAS 39) represent less than 2% of our underwriting reserves

- **No operational impact**: IFRS have had no impact on our products, on asset/liability management, or on the Group's solvency margin

- **Alignment with Allianz accounting policies**: the transition to IFRS has resulted in our adopting the amounts shown in the books of Allianz for acquisitions made from Allianz; many of the elective accounting treatments chosen by AGF have been aligned on those used by Allianz

- **Adjusted embedded value is unaffected** overall after IFRS restatements

- **IFRS have generated factors that will be favourable to future earnings and that have had a positive impact on 2004 net income restated under IFRS**: the elimination of goodwill amortisation, and increased potential for realising capital gains due to reductions in the carrying amount of some investments.

III MAIN CHANGES

Based on their impact on AGF's 2004 consolidated financial statements as restated under IFRS, the most noteworthy changes are:

III.1 Financial assets ?

- The classification and measurement method of assets must be determined on the basis of management intention. A distinction is drawn between two methods:
  - Changes in fair value taken to shareholders' equity: available-for-sale (AFS) assets
  - Changes in fair value taken to profit or loss (the "fair value option"): assets held for trading (e.g. mutual funds and derivatives)
- Impairment calculations are based on fair value, vs. recoverable amount under French GAAP
- Mutual funds are consolidated
- Remeasurement at fair value results in recognition of policyholder rights (shadow accounting)

III.2 Goodwill and network values

- In its IFRS financial statements, AGF eliminates the effect of the French GAAP method of accounting for acquisitions from Allianz, and substitutes the amounts recorded in the books of Allianz
- Network values are henceforth reclassified as goodwill
- Goodwill is no longer amortised, but is subject to impairment tests

III.3 Insurance reserves

- Equalisation provisions are eliminated
- Contracts with no significant insurance risk are accounted for as financial instruments

III.4 Employee benefit obligations

- All previously-unrecognised employee benefit obligations must be recognised in the consolidated financial statements

III.5 Share-based payment

- Share-based payment (stock options, employee share ownership plans) is recognised as an expense in the profit and loss statement

IV IMPACTS ON THE OPENING BALANCE SHEET AT 1 JANUARY 2004

IFRS has both negative and positive effects on assets and liabilities in the opening balance sheet. Overall, **opening shareholders' equity falls by €0.5bn to €6.0bn** and **total assets and total liabilities increase by €3.6bn** from €107.0bn to €110.6bn (including Entenial).

IV.1 Simplified breakdown of changes in assets in opening balance sheet

- Goodwill and network values: (see **1** in the table on the next page) **-€1.2bn**

  - Intangible assets are reduced by €1,167m, due to the elimination of network values (-€137m) and goodwill (-€791m) related to acquisitions from Allianz, the retrospective amortisation of network values reclassified as goodwill (-€183m), the recalculation of goodwill on business combinations carried out since 1998 (-€114m), and other items (+€58m).

- Impairment/Consolidation of mutual funds: (see **2**) **+€0.5bn**

  - The retroactive use of fair value instead of recoverable amount in asset impairment calculations has led to a reduction of €855m in the value of investments, the remeasurement of mutual funds at fair value to a reduction of €569m, and property has been restated downwards by €111m. Overall, this has led to a reduction of approximately **€1.5bn** in investments.

  - The consolidation of some mutual funds containing minority interests has increased investments by **€1.9bn**. This change is cancelled out by minority debt of the same amount, recognised as a liability.

- Remeasurement of assets: (see **3**) **+€3.9bn**

  - The remeasurement at fair value of assets classified as available-for-sale has resulted in an increase of €3,921m, credited to the revaluation reserve.

- Other items: (see **4**) **+€0.4bn**

  - The various IFRS restatements made to the liability side of the balance sheet, especially those related to shadow accounting, have led to a €305m increase in deferred tax assets.
  - The same shadow accounting restatements have generated policyholder profit-sharing rights of €104m and a €12m adjustment to deferred acquisition costs.
  - Changes in accounting for derivative instruments have led to an upward revaluation of €166m to investments, offset by a decrease in prepayments and accrued income of €167m.

- Collectively, these restatements increase assets by: (see **5**) **+€3.6bn**

IMPACT OF IFRS RESTATEMENTS ON THE BALANCE SHEET AT 01/01/04

see "Disclosure on the consolidated financial statements for the year ended 31 December 2004 restated under IFRS"

	Note	31/12/03 reported	Restatements		Entenial reclassification (c)	01/01/04 IFRS	Ref (d)
			Reserves (a)	Revaluation reserve (b)			
Goodwill	6.1	1,547	-402			1,145	(1)
Network values	6.2	794	[1] -794			0	
Present value of future profits	6.3	82	44			126	(1)
Intangible assets	6.4	139	-15		-16	108	(1)
Property	6.5	3,097	[2] -111		-97	2,889	(2)
Financial investments	6.6	62,720	398	[3] 3,921	-1,350	65,689	(3)
Derivative instruments	6.7		[4] 166			166	(3)
Total investments		65,817	453	3,921	-1,447	68,744	
Unit-linked investments		8,301	[2] -55			8,246	(3)
Investments in associates	6.6	1,030	242		-41	1,231	(4)
Reinsurers' share of underwriting res.		3,404				3,404	(5)
Insurance receivables		3,088				3,088	(6)
Banking: due from customers		13,949			-11,457	2,492	(6)
Banking: due from banks		2,651			-991	1,660	(10)
Deferred tax assets	6.8.1	223	[4] 277	28	-59	469	(7)
Other receivables		1,437	6		-173	1,270	(6)
Other assets		787		1	-264	524	(8)
Deferred policyholder profit-sharing	6.18		[4] 104			104	(8)
Deferred acquisition costs	6.9	1,656	25	-13		1,668	(8)
Option premiums	6.7	167	[4] -167				(8)
Prepayments, accrued income	6.10	1,882	-18		-309	1,555	(8)
Assets held for sale					14,757	14,757	(9)
Total assets		**106,954**	[5] **-300**	[5] **3,937**	**0**	**110,591**	

	Note	31/12/03 reported	Reserves (a)	Revaluation reserve (b)	Entenial reclassification (c)	01/01/04 IFRS	Ref (d)
Share capital		-861				-861	
Share premium		-2,677				-2,677	
Consol. reserves (incl net income)		-3,278	1,912	16		-1,350	
Cumulative translation adjustment	6.11	290	-290				
Reval. reserve (excl minority int.)				-1,065		-1,065	
Shareholders' equity		-6,526			0	-5,953	(1)
Minority interests	6.12	-584	-2	-16	0	-602	(2)
Fund for general banking risks	6.13	-18	10		8	0	
Subordinated debt		-1,502			229	-1,273	(4)
Minority interests in mutual funds	6.14		[10] -1,925			-1,925	(4)
Prov. for contingencies & losses	6.15	-1,136	40		114	-982	(3)
Provision for major repairs	6.5	-34	[12] 34			0	
Negative goodwill	6.16	-31	31			0	
Deferred tax liabilities	6.8.2	-117	[11] -721	[11] -518	-19	-1,375	(7)
Derivative instruments (liabilities)	6.7		-171			-171	(4)
Prov. for losses on derivatives	6.7	-93	[12] 93			0	
Life underwriting reserves	6.17	-48,573	[9] -96			-48,669	
Def. life policyholder profit-sharing	6.18	773	890	[9] -2,354		-691	
Non-life underwriting reserves	6.19	-16,396	98			-16,298	
Non-life equalisation provision	6.20	-583	[7] 507			-76	
Underwriting reserves excl ULC		-64,779	1,399	-2,354	0	-65,734	(5)
ULC underwriting reserves	6.17	-8,274	[8] 1,019			-7,255	(5)
Liabs. related to financial contracts	6.17		-1,067			-1,067	(5)
Insurance payables		-1,565				-1,565	(8)
Amounts due to customers		-3,166			1,180	-1,986	(6)
Debt securities		-13,205			11,077	-2,128	(4)
Amounts due to banks	6.21	-2,827	-10		1,176	-1,661	see (e)
Other liabilities	6.22	-2,617	[12] -88		320	-2,385	see (f)
Option premiums	6.7	-36	36			0	(9)
Accruals & deferred income		-444			100	-344	(9)
Liab. assoc. with assets held for sale					-14,185	-14,185	(10)
Total liabilities & equity		**-106,954**	[13] **300**	[13] **-3,937**	**0**	**-110,591**	

IV.2 Simplified breakdown of changes in liabilities and equity in opening balance sheet

- Shareholders' equity: (see **6** in the table on the previous page) **-€0.5bn**

  - Collectively, the net effect of all the IFRS restatements is a reduction of €573m in shareholders' equity.

- Equalisation provision: (see **7**) **-€0.5bn**

  - Under IFRS, non-contractual equalisation provisions disappear from the balance sheet. This has led to a reduction of €507m in liabilities in the opening balance sheet, mainly due to the Euler Hermes equalisation reserve (impact before minority interests and tax).

- Insurance reserves / Liabilities related to financial contracts (IAS 39): (see **8**) **-€1.0bn/+€1.0bn**

  - The reclassification of some insurance contracts which qualify as financial instruments under IAS 39 has resulted in a reduction of €1,067m in insurance reserves, matched by an increase in deposits of the same amount (recorded on a new balance sheet line, "Liabilities related to financial contracts". When added to insurance reserves, they constitute the balance sheet line "Liabilities related to contracts".

- Policyholder profit-sharing: (see **9**) **+€1.5bn**

  - The revaluation of AFS assets, the recalculation of asset impairment and the remeasurement of mutual funds at fair value have resulted in the recognition on the liabilities side of the balance sheet of additional policyholder rights of €1,560m.

- Consolidation of mutual funds: (see **10**) **+€1.9bn**

  - The consolidation of some mutual funds containing minority interests has generated minority debt of €1,925m.

- Deferred tax liabilities: (see **11**) **+€1.2bn**

  - The various IFRS restatements to the balance sheet, in particular the remeasurement of assets, have led to an increase in deferred tax liabilities of €1,239m.

- Other items: (see **12**) **~€0bn**

  - The recognition of previously-unrecognised employee benefit obligations has generated a positive impact of €35m (owing to the application of the corridor method).
  - Restatements of derivative instruments affecting assets and liabilities have a net negative effect of €28.9m after tax.[1]

- Collectively, these restatements increase liabilities and equity by: (see **13**) **+€3.6bn**

[1] see note 6.7 of the document entitled "Consolidated financial statements for the year ended 31 December 2004 restated under IFRS".

V IMPACTS ON THE PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

Net income for the year ended 31 December 2004 as restated to comply with IFRS amounts to €1,333m, vs. €1,104m under French GAAP. This improvement is due to:

- factors that will have a recurring impact in future years:
  - The elimination of goodwill amortisation, which in 2004 represented a recurring expense of €87m, has a **positive impact**
  - The increased potential to generate capital gains due to a reduction in the carrying amount of some investment lines has a **positive impact**
  - The recognition of share-based payment as an expense has a **negative impact**.
- factors that will not have a recurring impact in future years:
  - The 2004 restructuring of the investment portfolio in Belgium led to the recognition in the profit and loss statement of a significant portion of the additional impairment of financial assets recorded in the opening balance sheet at 1 January 2004. This factor had a **positive impact** on investment income.
- factors that will have volatile effects in future years:
  - The remeasurement of mutual funds at fair value will have a volatile impact on investment income, depending on market conditions.
  - The remeasurement of derivative instruments at fair value will also have a volatile impact on investment income, depending on market conditions.
  - The elimination of non-contractual equalisation provisions will have a volatile impact, depending on the year.
  - Overall, these factors mean that IFRS restatements have a **positive impact** on net income for the year ended 31 December 2004.

Simplified breakdown of the impact of IFRS restatements on net income:

	€m
2004 net income as reported under French GAAP	**1,104**
Investment income, net of policyholder profit-sharing	+170
of which France	*+60*
of which Belgium	*+109*
Elimination of goodwill amortisation	+87
Elimination of equalisation provision	+63
Share-based payment	- 24
Tax effect of IFRS restatements	- 74
Other items	+7
2004 net income under IFRS	**1,333**

VI IMPACTS ON SHAREHOLDERS' EQUITY, NAV AND ADJUSTED EMBEDDED VALUE

VI.1 Shareholders' equity, net asset value and adjusted embedded value

Completion of the IFRS transition project has confirmed the initial conclusion presented on 15 February 2005: the adjusted embedded value of the AGF group is unchanged overall, and IFRS have not revealed any items that were not recognised under French GAAP.

Shareholders' equity (Group share) after IFRS restatements at 31 December 2004 shows a slight increase (0.5%) to €7.36bn, vs. the €7.32bn reported under French GAAP.

Net asset value restated for IFRS at 31 December 2004 also shows a slight increase (1.3%) to €8.78bn[2], vs. €8.67bn reported under French GAAP. These values include non-amortisable intangible assets (network values under French GAAP, goodwill under IFRS). Excluding these intangible assets, net asset value at end 2004 shows a slight decrease of 1.5% under IFRS, falling from €7.87bn under French GAAP to €7.75bn under IFRS.

As announced on 15 February, adjusted embedded value is virtually unchanged. Previously-unrecognised items affecting adjusted embedded value consist principally of employee benefit obligations (negative impact of €5.6m) and derivative instruments (negative impact of €28.9m), giving a total negative impact of €34.5m, equivalent to an adjustment of approximately 0.5%.

VI.2 Reconciliation of shareholders' equity at 1 January and 31 December 2004

	Shareholders' equity excluding minority interests									
	01/01/04	Net income for year	Increase in share capital	Distribution of dividends	Cumulative translation adjustment	Revaluation reserve	Other	31/12/04	Minority interests	Total shareholders' equity incl. minority interests
French GAAP shareholders' equity	6,526	1,104	50	(421)	(10)	-	88	7,337	473	7,810
Share-based payment	2	(23)	-	-	-	-	25	4	-	4
Business combinations (1)	(1,134)	118	-	-	-	-	11	(1,005)	(75)	(1,080)
Insurance contracts (2)	209	22	-	-	-	-	5	236	100	336
Income taxes (3)	(359)	(15)	-	-	-	-	(3)	(377)	-	(377)
Property, plant and equipment	35	(1)	-	-	-	-	-	34	(1)	33
Employee benefits	2	(3)	-	-	-	-	-	(1)	10	9
Effects of changes in foreign exchange rates		4	-	-	(3)	-	-	1	-	1
Provisions, contingent liabilities and contingent assets	10	(3)	-	-	-	-	-	7	3	10
Intangible assets	3		-	-	-	-	-	3	1	4
Financial instruments, consolidation of mutual funds and property-based unit-linked contracts (4)	(406)	130	-	-	-	-	(5)	(281)	(20)	(301)
Total IFRS restatements before minority interests	(1,638)	229	-	-	(3)	-	33	(1,379)	18	(1,361)
Effect of restatements on revaluation reserve (5)	1,065	-	-	-	-	345	-	1,410	32	1,442
IFRS shareholders' equity	5,953	1,333	50	(421)	(13)	345	121	7,368	523	7,891

[2] including cancellation of deferred tax on the capitalisation reserve

---

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr	Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.